14008602

Received SEC
OCT 0 3 2014
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Total Pages Including Cover:
27

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☒

Securities Act Rule 802 (Exchange Offer)

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ¨

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ¨

Exchange Act Rule 14e-2(d) (Subject Company Response) ¨

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ¨☒

Deutsche Bank, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

México, Distrito Federal
(Jurisdiction of Subject Company's Incorporation or Organization)

Name: Alonso Rojas Dingler
Address: Blvd. Manuel Avila Camacho No. 40, Lomas de Chapultepec, 11000 Mexico City, Mexico
Telephone: +52 (55) 5201-8000 , +52 (55) 502018080
(Name of Person(s) Furnishing Form)

Real Estate Trust Certificates
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Name: Alonso Rojas Dingler
Address: Blvd. Manuel Avila Camacho No. 40, Lomas de Chapultepec, 11000 Mexico City, Mexico
Telephone: +52 (55) 5201-8000 , +52 (55) 502018080

With copies to:

Stephen Double
Holland & Knight, LLP
31 West 52nd Street
New York NY 10019
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 2, 2014
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Deutsche Bank, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616, and are required to be disseminated to U.S. security holders or published in the United States:

- English translation of Notice of General Ordinary and Extraordinary Shareholders' Meeting of Deutsche Bank, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616 (the "Notice of Shareholder Meeting"), dated October 2, 2014, a copy of which is furnished as Exhibit 99.1 to this Form CB; and

- English translation of Presentation to Shareholders at the Ordinary General Shareholders' Meeting (the "Shareholder Presentation") to take place on October 17, 2014, a copy of which is furnished as Exhibit 99.2 to this Form CB.

The Exhibits attached to this Form CB shall be deemed to be "furnished" and shall not be deemed to be "filed" with the United States Securities Exchange Commission.

(b) Not applicable.

Item 2. Informational Legends

The legends required by Rule 801(b) of the Securities Act of 1933, as amended, are included under the heading "Information for Shareholders in the United States" on: (i) the fourth page of the Notice of Shareholder Meeting, which is furnished as Exhibit 99.1 to this Form CB and (ii) the second page of the Shareholder Presentation, which is furnished as Exhibit 99.2 to this Form CB.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Deutsche Bank, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616 is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in the United States in connection with the transaction to which this Form CB relates.

Any change in the name or address of the agent for service of process of Deutsche Bank, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616. shall be promptly communicated to the United States Securities and Exchange Commission by an amendment to the Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of October 2, 2014.

DEUTSCHE BANK, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, DIVISIÓN FIDUCIARIA, AS TRUSTEE OF THE IRREVOCABLE TRUST F/1616

By:____________________________
Name: Alonso Rojas Dingler
Title: Trust Officer

EXHIBIT INDEX

Exhibit	Description
99.1	English translation of Notice of General Ordinary and Extraordinary Shareholders' Meeting of Deutsche Bank, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616, dated October 2, 2014
99.2	English translation of Presentation to Shareholders at the Ordinary General Shareholders' Meeting to take place on October 17, 2014

Fibra Inn Announces General Ordinary and Extraordinary Shareholders' Meeting

Monterrey, Mexico, October 2, 2014 - Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria F/1616 o Fibra Inn (BMV: FINN13) ("Fibra Inn" or "the Company"), a Mexican real estate investment trust specializing in the hotel industry serving the business traveler, announces the following:

In accordance with Articles 68 of Mexican Securities Market Law, Articles 217, 218, 219, 220 and 221 of the Securities and Credit Operations Law, Section 8.1 of Trust F/1616 ("the Trust"), the Company invites all holders of the CBFIs with the ticker symbol "FINN13", issued by the Trust ("the Shareholders"), to the **GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING** that will take place at 11:00 am on October 17, 2014, at the offices located on Paseo de la Reforma 342, Piso 28, Col. Juarez, Delegacion Cuauhtémoc, 06600, Mexico City, in order to discuss the following:

Meeting Agenda
Ordinary Shareholders' Meeting

I. Proposal, discussion and approval of a CBFI issuance, which will be offered exclusively to the Shareholders.

II. Proposal, discussion and ratification or modification of remunerations for services provided by the Advisor, as stipulated in the Trust Advisory Service Agreement.

III. Appointment of Special Delegates to carry out the resolutions made during the Meeting.

IV. Drafting, review and approval of the Meeting Minutes for the Ordinary Shareholders' Meeting.

Meeting Agenda
Extraordinary Shareholders' Meeting

I. Proposal, discussion and approval to fulfill the modification to the Trust, in order to include dispositions included in the recent modifications to the Mexican Securities Market Law and the Regulations Applicable to Issuers, by the Mexican Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores* or "CNBV").

II. Appointment of Special Delegates to carry out the resolutions made during the Meeting.

III. Drafting, review and approval of the Meeting Minutes of the Extraordinary Shareholders' Meeting.

In New York:
Maria Barona / Melanie Carpenter
i-advize Corporate Communications, Inc.
Tel: (212) 406-3691/92
E-mail: **mbarona@i-advize.com / mcarpenter@i-advize.com**
Twitter: @fibrainn.

In accordance with Article 221 of the Securities and Credit Operations Law, in order to attend the General Ordinary Shareholders' Meeting, shareholders must present an admission card corresponding to their CBFIs and issued by the Common Representative. Therefore, prior to the meeting, shareholders must first present their certificates, or a receipt of deposit of shares from S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. ("Indeval") in accordance with Mexican Securities Market Law at the offices of CIBanco, S.A., Institución de Banca Múltiple (formerly The Bank of New York Mellon, S.A., Institución de Banca Multiple), located at Cordillera de los Andes 265, Floor 8, Colonia Lomas de Chapultepec, C.P. 11000, Mexico City, to Monica Jimenez-Labora Sarabia (mjimenezlabora@cibanco.com Tel. 52-55-5063-3978), between the hours of 9:00am and 6:00pm, Monday through Friday, from the date of this announcement and until at least one business day prior to the date of the General Ordinary Shareholders' Meeting. In exchange for these documents, the Company will issue an admission card, which will include the name of the Holder and the number of CBFIs represented. No one will be admitted to the meeting without these documents present.

Shareholders may be represented by proxy at the meeting by either one or more persons designated by a power of attorney or as otherwise authorized by law, in accordance with the requirements established by Article 49, Section III of Mexican Securities Market Law.

The information and documents related to each of items of the Meeting Agenda for the General Ordinary and Extraordinary Shareholders' Meeting are available to the Shareholders and the general public, at no cost, 10 (ten) days prior to the meeting date, as per the Mexican Securities Market Law Article 64, 1 Bis, Section II, item (e). These are available at the offices of the Common Representative and may also be accessed on the Trust's website at www.fibrainn.mx.

Mexico City, October 2, 2014.

fibra inn®

Fibra Inn invites you to participate in a conference call to discuss

A CBFIs Issuance, the Change of Fibra Inn´s Fee Structure & the Modifications to the Trust F/1616

These proposals will be reviewed at the
General Ordinary and Extraordinary Shareholders' Meeting

Friday, October 3, 2014
10:00 a.m. Mexico City
11:00 a.m. New York Time

Presenting for Fibra Inn:
Oscar Calvillo, Chief Financial Officer
Lizette Chang, Investor Relations Officer

To access the call, please dial:
1(800) 311-9402 from within the U.S.
1(334) 323-7224 from outside the U.S.
Passcode: 51681

***

To access the live and archived webcast presentation, visit:
http://www.videonewswire.com/event.asp?id=100604

A replay of this call will be available for 30 days at:
1(887) 919 4059 from within the U.S.
1(334) 323-0140 from outside the U.S.
Passcode: 77714250

About Us

Fibra Inn is a Mexican trust formed primarily to acquire, develop, operate and rent a broad range of hotel properties in Mexico. Headquartered in Monterrey, Fibra Inn has a portfolio of high-quality real estate properties aimed at the business traveler and that are geographically diversified throughout Mexican territory. The Company has signed Franchise Agreements with IHG to operate its global brands, including: Holiday Inn, Holiday Inn Express, Holiday Inn & Suites, Holiday Inn Express & Suites and Crowne Plaza; with Wyndham Hotel Group to operate its global brands Wyndham Garden and Microtel Inn & Suites by Wyndham. Additionally, it has licensing agreements and brand usage agreements with Hilton to operate its brand Hampton Inn by Hilton and with Starwood Hotels & Resorts Worldwide to operate the Aloft brand. The Company has properties that operate with domestic brands like Camino Real and Casa Grande. Additionally, Fibra Inn has agreements with IHG, Marriott International and Wyndham Hotel Group for the development of properties. These hotels enjoy some of the industry's top loyalty programs. Fibra Inn recently listed its Real Estate Certificates (Certificados Bursátiles Fiduciarios Inmobiliarios or "CBFIs") on the Mexican Stock Exchange and trades under the ticker symbol "FINN13".

For more information, please visit: www.fibrainn.mx

Information for Shareholders in the United States – Legend Required by Rule 801(b) of the U.S. Securities Act of 1933

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit 99.2

fibra inn



Ordinary General Shareholders' Meeting

October 17, 2014

Information for Shareholders in the United States

fibra inn

Legend Required by Rule 801(b) of the U.S. Securities Act of 1933

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.



Agenda

I. Proposal, discussion and approval of a CBFI issuance, which will be offered exclusively to the Shareholders.

II. Proposal, discussion and ratification or modification of remunerations for services provided by the Advisor, as stipulated in the Trust Advisory Service Agreement.

III. Appointment of Special Delegates to carry out the resolutions made during the Meeting.

IV. Drafting, review and approval of the Meeting Minutes for the Ordinary Shareholders' Meeting.

fibra inn



First Item on the Agenda

I. Proposal, discussion and approval of a CBFI issuance, which will be offered exclusively to the Shareholders.

fibra inn

Termsheet

Issuer	Trust F/1616 (FIBRA INN).
Offering Type	Issuance of CBFIs to be offered and acquired exclusively by current holders
Amount	Up to 258'334,218 CBFIs (same amount of CBFIs outstanding)
Timing	Up to 12 months
First Round Ratio	CBFIs could be acquired by current holders on a pro rata basis (1:1 in case that 258'334,218 CBFIs are issued)
Second Round Ratio	On a pro rata basis according to bids submitted by current holders or up to the limit of those bids
Price and Discount	Subscription price will be published in the "Subscription Notice" and will be determined applying a discount to the market price of the CBFIs. Both price and discount determination will be decided by the Technical Committee of the Trust
First Round	▪ Exclusive for current Holders that own CBFIs at the ex-rights date ▪ Term: 15 calendar days after the Subscription Notice is published ▪ Each holder could acquire up to the same amount of CBFIs according to his/her ownership ▪ After the 15-calendar-day period is concluded the Common Representative will disclose the actual amount of CBFIs acquired in the first round ▪ CBFIs that remain unsubscribed will be offered again to current Holders in the second round
Second Round	▪ Exclusive for those CBFI Holders that exercised their subscription right 100% during the first round ▪ Term: 3 calendar days after the Common Representative discloses the actual amount of CBFIs acquired in the first round and the amount available in the second round ▪ CBFI Holders could acquire CBFIs that were not subscribed during the first round ▪ Holders must submit their bids and CBFI allocation subscribed be (i) on a pro rata basis of the bids submitted; or (ii) up to the amount of bids submitted ▪ Unsubscribed CBFIs will be cancelled
Use of Proceeds	Acquisition and development of hotels or hotel portfolios

fibra inn

Proposal

- To conduct a CBFI issuance of **up to 258,334,218 CBFIs, that will be offered exclusively to current Holders through two rounds and within a 12-month timeframe**
- **First Round:**
  - Will last 15 calendar days
  - Each holder may acquire up to the same amount of CBFIs according to his/her ownership
  - At the end of the first round the Common Representative will disclose the amount of subscribed CBFIs
  - Unsubscribed CBFIs may be acquired on the second round exclusively by holders that exercised their right 100% during the first round
- **Second Round:**
  - Will last 3 calendar days
  - The Common Representative will announce the amount of CBFIs available for the second round
  - Holders that exercised their subscription rights during the first round will be able, if desired, to increase their CBFI positions by acquiring those CBFIs left unsubscribed during the first round
  - Holders that wish to acquire CBFIs during the second round should submit a bid to the [Coordinator] indicating the number of CBFIs to be acquired within the 3-calendar-day period.
  - After the 3-calendar-day period, CBFI allocation will be (i) on a pro rata basis of the bids submitted; or (ii) up to the amount of bids submitted.
  - Unsubscribed CBFIs will be cancelled
- **Restrictions on Transfer of Subscription Rights by U.S. Holders:**
  - U.S. holders may only transfer their subscription rights to acquire CBFIs in accordance with Regulation S of the U.S. Securities Act of 1933.


CBFI Issuance
First Round
Second Round
fibra inn
CBFIs are offered to current Holders
Holders
Available CBFIs will be offered to Holders that exercised their right on the first round
Holders

I. CBFI to be Issued and Offered Exclusively to Current Holders

Advantages

Capital Increase

✓Increased market cap will promote equity research coverage which will contribute to increased CBFI liquidity

✓Fresh resources will finance both acquisitions and developments

✓Capital structure will be strengthened by allowing better leverage conditions

Proposed Plan

✓Efficient process since current holders are already familiar with the story

✓Execution and marketing tend to be faster and more controlled

✓This plan could be cheaper in terms of offering expenses since there is no need to conduct expensive roadshows or other promotional events

✓Holders are granted the right to purchase CBFIs at a discount to the trading price, which should be viewed as a premium

✓Holders can increase their positions in the stock

✓Fibra inn will be the first company to conduct such an offering in the Mexican market

fibra inn



Second Item on the Agenda

II. Proposal, discussion and ratification or modification of remunerations for services provided by the Advisor, as stipulated in the Trust Advisory Service Agreement.

fibra inn

II. Modification of Advisor's Remuneration

Background

- Some investors have indicated their disagreement regarding current fee structures of Mexican FIBRAs, especially acquisition fees
- Among Mexican institutional investors there is also some disagreement on structures that include acquisition fees
- Investors perceive that this incentive could increase asset acquisitions merely for the sake of charging the acquisition fees and not because they are good, accretive assets
- It is inferred that Advisor incentives are not fully aligned with those of investors
- There is a wide diversity among Mexican FIBRAs regarding fees:
    - Advisory: From 0.5% up to 1.0% over fixed or total assets (net of debt)
    - Management: From 0.0% up to 3.0% of rent revenue
    - Performance: These fees are different in their calculations and formulas and are set by each FIBRA that charges this fee
    - Acquisition: From 0.0% up to 3.0% of acquired asset value
    - Development: From 0.0% to 4.0% of total development value
    - By execution or extension of the Lease Agreements: from 0.0% to 5.0% of the value of the Agreement.

fibra inn

Fee Structure Perception

Advisory Fee	• Focus that seeks asset growth • There has been no negative feedback from investors; however, international comparables tend to industry internalization • External advisor figure is common practice among Mexican FIBRAs • Latest listed FIBRAs have an advisory fee of 0.75% of real assets • Advisory fees of Mexican FIBRAs range form 0.5% up to 1.0% of real or total assets, and are calculated on several bases. Some even include the cash on the calculations
Acquisition Fee	• There has been negative feedback on acquisition fees. There is a perception that it does not align the interests of managers with those of investors • Only two FIBRAs charge acquisition fees • Fibra Inn would like to eliminate this fee in order to achieve a better interest alignment
Other Fees	• Some FIBRAs charge additional fees that are not well liked by the market: performance fees, acquisition fees, development fees, lease renewal fees • Nonetheless, there are FIBRAs that, given their scale, have fewer impacts on their stock price because of fee structures

fibra inn

Proposal

This proposal has already been recommended by both Practices and Technical Committees

Current Structure	0.50%	of gross real estate assets value, inflation adjusted
	3.00%	of total acquisition value
Proposed Structure	0.75%	of gross real estate assets value, inflation adjusted
	0.00%	of total acquisition value

fibra inn

Impact Analisys: Key Assumptions

In order to measure the impact that the proposed fee structure will have on Fibra Inn's revenues, future projections need to be made, and in order to do so, we need to make assumptions

Capital Raising Rounds	**Ps. 4.0 bn per round**
Target "Loan-to-Value"	**33%** *(it is not a limit)*
Distributions to Holders *(dividends)*	**100% of Accounting FFO** *less maintenance CapEx reserve*
Investment Capacity	**Ps. 2.4 bn per year** **Ps. 600 mm per quarter**
Present Value Discount Rate	**2.25% quarterly**

Other Key Assumptions

- Initial real estate asset value equals closing value of 2Q14
- "*Loan-to-Value*" ratio is calculated : Total Debt/Book Value of Assets
- Debt service is made from EBITDA
- Annual inflation rate: 3.0%
- After equity raising rounds, debt will be repaid as needed to optimize negative *"carry"*
- Cash at the end of 2Q14 (Ps. 339 M) equals operating cash and remains constant in time

fibra inn

Impact Analysis: Revenue Projection

	Current Structure		Proposed Structure		Total Revenue			Accum	
	Acquisition Fee (3.0%)	Advisory Fee (0.5%)	Acquisition Fee (0.0%)	Advisory Fee (0.5%)	**Current Structure**	**Proposed Structure**	**Difference**	Current Structure	Proposed Structure
2H 2014	14	13	0	20	**28**	**20**	**-8**	28	20
2015	58	36	0	54	**94**	**54**	**-40**	121	74
2016	58	49	0	74	**107**	**74**	**-33**	228	148
2017	58	63	0	94	**121**	**94**	**-26**	349	242
2018	58	77	0	116	**135**	**116**	**-19**	483	358
2019	58	91	0	137	**149**	**137**	**-12**	632	495
2020	58	106	0	160	**164**	**160**	**-4**	796	655
2021	58	122	0	183	**179**	**183**	**3**	976	837
2022	58	138	0	206	**195**	**206**	**11**	1,171	1,044
2023	58	154	0	231	**211**	**231**	**19**	1,383	1,275
Total					**1,383**	**1,275**	**-108**		
NPV					**950**	**863**	**-87**		

Figures in million pesos

"This change acknowledges investors' concerns."

"To take action to this kind of request shows a committed and sensitive issuer before market opinion."

"this change improves market perception on FINN on time to obtain enough resources to finance its growth for the next 2 years."

fibra inn

Advantages

The proposed fee structure change…

✓ … **answers** investors' concerns;

✓ … **improves** FINN's perception;

✓ … **facilitates** conducting a capital increase;

✓ … **will create** demand from both local and international investors;

✓ … **will stimulate** equity research coverage;

✓ … **will potentially** improve CBFI liquidity.

We strongly believe that making these changes to the fee structure and conducting a capital increase will bring certain advantages, both tangible and intangible that will eventually be reflected in the CBFI price and the stock liquidity

Tangible Advantages

- Contributes to partially solve the market cap problem since it will be easier to go to the market
- Higher potential liquidity
- More research analyst coverage
- Broader investor base

Intangible Advantages

- Better market perception
- Commitment sign
- Better interest alignment
- Overall, contributes to create a better transparency and image message from FINN to the market



Third Item on the Agenda

fibra inn

III. Appointment of Special Delegates to carry out the resolutions made during the Meeting.



Fourth Item on the Agenda

IV. Drafting, review and approval of the Meeting Minutes for the Ordinary Shareholders' Meeting.

fibra inn

Legal Disclaimer

Note on forward-looking statements

This presentation contains forward-looking statements. These statements are not based on historical data and are based on current expectations of Management and its estimates relating to future economic conditions, industry conditions and expected financial results. Certain reclassifications were also made to make figures comparable. The words 'anticipate', 'expect', 'believe', 'estimate', 'anticipate', project' and 'plan' or similar expressions referred to by the Company may be identified as forward-looking statements. Any statements regarding dividend payments or distributions, the implementation of the principal operative and financing strategies and investment plans, management of future operations or factors or trends that affect the financial condition or liquidity or results of operations are examples of forward-looking statements. Such statements are based on current views of Management and are subject to risks and uncertainties. There is no guaranty that the expected events, trends or results will actually occur. These statements are based on assumptions and factors, including economic and market conditions, industry and operational conditions. Any alteration in such assumptions or factors could cause the actual results to be materially different from current expectations.

fibra inn